Exhibit 3.1
CERTIFICATE OF AMENDMENT TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CEPTON, INC.
Pursuant to the provisions of § 242 of the
General Corporation Law of the State of Delaware
Cepton, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
FIRST: Article IV, Paragraph (A) of the Corporation’s Second Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:
“(A) Authorized Capital Stock.
The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is forty million (40,000,000) shares of capital stock, consisting of (i) thirty five million (35,000,000) shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).
Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each ten (10) shares of Common Stock, par value $0.00001 per share, issued and outstanding or held in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.00001 per share, of the Corporation (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split and, in lieu thereof, the fractional shares will be aggregated by the transfer agent and sold as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of such holders who would have otherwise been entitled to receive a fractional share. Upon completion of such sale, stockholders who would have been entitled to a fractional share shall receive a cash payment (without interest) from the transfer agent in an amount equal to their respective pro rata share of the total proceeds of such sale net of any brokerage costs incurred by the transfer agent to sell such shares.
Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).”
SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the DGCL.
THIRD: This Certificate of Amendment shall be effective at 5:00 p.m. Eastern Time on September 21, 2023.
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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 18th day of September 2023.

By:	/s/ Jun Pei
Name:	Jun Pei
Title:	President and Chief Executive Officer